



KH 3/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- **66882** |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    **01/01/10**    AND ENDING    **12/31/10**
                                         MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
### E.L.K. Capital Advisors, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

### 1033 Skokie Blvd., Suite 450
                               (No. and Street)

### Northbrook                 IL                 60062
       (City)                          (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
### Randall S. Winters                           (847) 919-3544
                                                       (Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

### Rubio CPA, PC
                               (Name – *if individual, state last, first, middle name*)

### 900 Circle 75 Parkway SE, Suite 1100     Atlanta     Georgia     30339
                (Address)                          (City)                (State)            (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**11020489**

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/??

# OATH OR AFFIRMATION

I, __Randall S. Winters_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__E.L.K. Capital Advisors, LLC_____, as

of ___December 31_____, __2010__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

KAREN BUCKNER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 21, 2012

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2010
With Independent Auditor's Report

# RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of E.L.K. Capital Advisors, LLC

We have audited the accompanying statement of financial condition of E.L.K. Capital Advisors, LLC as of December 31, 2010 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of E.L.K. Capital Advisors, LLC as of December 31, 2010 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

*Rubio CPA, PC*

RUBIO CPA, PC

February 22, 2011
Atlanta, Georgia

## E.L.K. CAPITAL ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2010

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 62,476 |
| Accounts receivable | | 65,000 |
| Office furniture and equipment, net of accumulated depreciation of $27,846 | | 18,517 |
| Deposits and other | | 13,683 |
| **Total assets** | **$** | **159,676** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 2,163 |
| Accrued payroll | | 3,364 |
| Total liabilities | | 5,527 |
| Stockholder's equity | | 154,149 |
| Total liabilities and stockholder's equity | $ | 159,676 |

The accompanying notes are an integral part of these financial statements.

## E.L.K. CAPITAL ADVISORS, LLC
## STATEMENT OF OPERATIONS
## For the Year Ended December 31, 2010

REVENUES:

| | | |
|---|---|---:|
| Placement fees | $ | 255,193 |
| Interest and other income | | 4 |
| Total revenue | | 255,197 |

EXPENSES:

| | |
|---|---:|
| Compensation and benefits | 127,358 |
| Communications and data processing | 14,353 |
| Regulatory fees | 3,154 |
| Occupancy | 45,214 |
| Other operating expenses | 220,549 |
| Total expenses | 410,628 |

| | | |
|---|---|---:|
| NET (LOSS) | $ | (155,431) |

The accompanying notes are an integral part of these financial statements.

# E.L.K. CAPITAL ADVISORS, LLC
## STATEMENT OF STOCKHOLDER'S EQUITY
### For the Year Ended December 31, 2010

|  | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance, December 31, 2009 | $ 110,000 | $ 449,580 | $ 559,580 |
| Net loss |  | (155,431) | (155,431) |
| Capital contributions | 50,000 |  | 50,000 |
| Distributions to stockholder |  | (300,000) | (300,000) |
| Balance, December 31, 2010 | $ 160,000 | $ (5,851) | $ 154,149 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2010**

|  | 2010 |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net (loss) | $ (155,431) |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 6,564 |
| Decrease in accounts receivable | 455,600 |
| Increase in deposits and other | (3,589) |
| Decrease in accounts payable and accrued expenses | (39,836) |
| | |
| Net cash provided by operating activities | 263,308 |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of property and equipment | (5,391) |
| | |
| Net cash used by investing activity | (5,391) |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Distributions to stockholder | (300,000) |
| Capital contributions | 50,000 |
| | |
| Net cash used in financing activity | (250,000) |
| | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | (7,917) |
| | |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 54,559 |
| | |
| End of year | $ 62,476 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2010**

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2007.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review: Subsequent events were evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Other consulting fees are recognized as billed.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $56,949 which was $51,949 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .1 to 1.0.

## NOTE 3 – CONCENTRATIONS

Substantially all revenues earned during 2010 were from two customers and substantially all of the accounts receivable at December 31, 2010 are from a single customer.

## NOTE 4 – EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. The Company made no contributions for 2010.

NOTE 5 – LEASES

During 2010, the Company leased office premises under operating leases. The Company's commitment under its office premises leases at December 31, 2010 is approximately the following:

| | |
|---|---|
| 2011 | $ 14,000 |
| | - |
| | $ 14,000 |

Rent expense for 2010 was approximately $44,000.

# E.L.K. CAPITAL ADVISORS, LLC

## Supplementary Information
## Pursuant to Rule 17(a)-5 of the
## Securities Exchange Act of 1934

## December 31, 2010

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

# E.L.K. CAPITAL ADVISORS, LLC

## SCHEDULE I
### COMPUTATION OF NET CAPITAL UNDER
### RULE 15c3-1 OF THE SECURITIES
### AND EXCHANGE COMMISSION
### ACT OF 1934

### December 31, 2010

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity qualified for net capital | $ | 154,149 |
| Deduction for non-allowable assets: | | |
| Deposits and other assets | | (13,683) |
| Accounts receivable | | (65,000) |
| Office furniture and equipment | | (18,517) |
| Net capital before haircuts | | 56,949 |
| Less haircuts | | (500) |
| Net capital | | 56,449 |
| Minimum net capital required | | 5,000 |
| Excess net capital | $ | 51,449 |
| Aggregate Indebtedness: | | |
| Liabilities | $ | 5,527 |
| Minimum net capital based on aggregate indebtedness | $ | 368 |
| Ratio of aggregate indebtedness to net capital | | .1 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010

| | | |
|---|---|---|
| Capital as reported in Form X-17A-5 | $ | 29,566 |
| To remove accrual for discretionary retirement plan contribution | | 26,883 |
| Net capital as reported above | $ | 56,449 |

# E.L.K. CAPITAL ADVISORS, LLC

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
## UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
## AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
## REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
## DECEMBER 31, 2010

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3 paragraph (k)(2)(i).

# RUBIO CPA, PC

## CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
E.L.K. Capital Advisors, LLC:

In planning and performing our audit of the financial statements of E.L.K. Capital Advisors, LLC for the year ended December 31, 2010 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by E.L.K. Capital Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2010 and this report does not effect our report thereon dated February 22, 2011.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 22, 2011
Atlanta, Georgia

RUBIO CPA, PC